Exhibit 99.1

Results of Annual General Meeting of the Company

On May 16, 2023, Ardagh Metal Packaging S.A. (the “Company”) held its 2023 annual general meeting of shareholders (the “AGM”) at the Company’s registered office in Luxembourg.  At the AGM, the Company’s shareholders voted on seven proposals as set forth below, each of which is described in detail in the proxy statement filed by the Company on April 11, 2023 and available on the Company’s website. Each of the seven proposals was approved at the AGM by an affirmative vote of a simple majority of the votes validly cast by the shareholders entitled to vote at the AGM.  The percentage of the number of votes cast as “for” each proposal exceeded 94%.

1.	Consider the reports of the Board of Directors of the Company and the report of the statutory auditor (réviseur d’entreprises agréé) on the Company’s consolidated financial statements for the year ended December 31, 2022 and approve the Company’s consolidated financial statements for the year ended December 31, 2022.

2.	Consider the report of the statutory auditor (réviseur d’entreprises agréé) on the Company’s annual accounts for the year ended December 31, 2022 and approve the Company’s annual accounts for the year ended December 31, 2022.

3.	Confirm the distribution of interim dividends approved by the Board of Directors of the Company during the year ended December 31, 2022 and approve carrying forward the results for the year ended December 31, 2022.

4.	Grant discharge (quitus) to all members of the Board of Directors of the Company who were in office during the year ended December 31, 2022, for the proper performance of their duties.

5.	Re-elect the Class II Directors of the Company :
●	Oliver Graham, as a Class II Director until the 2026 annual general meeting of shareholders;
●	Elizabeth Marcellino, as a Class II Director until the 2026 annual general meeting of shareholders; and
●	John Sheehan, as a Class II Director until the 2026 annual general meeting of shareholders.

6.	Approve the aggregate amount of the directors’ remuneration for the year ending December 31, 2023.

7.	Appoint PricewaterhouseCoopers Société coopérative as statutory auditor (réviseur d’entreprises agréé) of the Company for the period ending at the 2024 annual general meeting of shareholders.

About Ardagh Metal Packaging

Ardagh Metal Packaging (AMP) is a leading global supplier of infinitely recyclable, sustainable, metal beverage cans and ends to brand owners. A subsidiary of sustainable packaging business Ardagh Group, AMP is a leading industry player across Europe and the Americas with innovative production capabilities. AMP operates 24 production facilities in nine countries, employing more than 6,300 employees and had sales of $4.7 billion in 2022.